Randall J. Frapart Chief Financial Officer Internet America, Inc. 6210 Rothway St., Suite 100 Houston, Texas 77040 (713) 968-2500

May 11, 2015

BY EDGAR and EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeff Kauten

Re:	Internet America, Inc.
Special Meeting Proxy Statement on Schedule 14A
Filed May 1, 2015
SEC Accession No. 0001144204-15-026962

Ladies and Gentlemen :

By letter dated May 8, 2015, Internet America, Inc. (the “Company”) received the comments (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the above listed filing of the Company. On behalf of the Company and in response to the Comment Letter, we submit the following response in conjunction with the filing of the Company’s special meeting proxy statement, preliminarily filed with the Commission on May 1, 2015 (the “Proxy Statement”). Upon the Commission’s clearance, the Company will add the indicated language of the response below to the definitive proxy statement it will file. The Company does not intend to file an amended preliminary proxy statement unless the Commission requests it do so. The following numbered paragraph repeats the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Proxy Statement.

Special Meeting Proxy Statement Filed May 1, 2015

Proposal #1: The Asset Sale Proposal

Fairness of the Asset Sale, page 29

1.	Please revise to describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between the company and GulfStar Group I, Ltd. Note that this includes your current relationship with GulfStar. You should disclose the amount of compensation to be received with respect to the fairness opinion, including the contingency amount. Refer to Instruction 7(a)(6) to Item 14 of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

Response: The Company acknowledges the Staff’s comment, and it will expand its disclosure in the Proxy Statement to provide the information requested above. Specifically, the Company will add the following language the definitive filing of the Proxy Statement under the Fairness of the Asset Sale heading and above the heading “Opinion of Internet America’s Financial Advisor”:

“Consideration Related to the Fairness Opinion and GulfStar’s Services

On April 8, 2014, GulfStar entered into an engagement with the Company whereby it agreed to serve as the Company’s financial advisor in connection with the unconsummated preliminary negotiations with Crexendo and to evaluate other strategic alternatives for the Company. The scope of GulfStar’s engagement included: (i) reviewing and analyzing the Company’s financial information, (ii) assisting in preparing a confidential memorandum describing the Company and its operations that could be presented to potential acquirers, (iii) identifying and communicating with potential acquirers, including assisting in the evaluation of indications of interest, terms sheets, and letters of intent, (iv) analyzing strategic alternatives and assisting with negotiations and due diligence with respect to any proposed transactions, (v) rendering an opinion regarding the fairness of a proposed transaction, and (vi) assisting in the preparation of confidential documents to be used in negotiations of any proposed transactions. As part of its engagement with the Company, GulfStar agreed to perform similar services in the event of certain future transactions, including the Asset Sale, and the negotiations and analysis leading to such transactions.

GulfStar received a $50,000 advisory fee for its services related to the preparation of the confidential memorandum and the initial exploration of strategic alternatives discussed above. The Company paid this amount in advance upon execution of the engagement letter. Upon closing the Asset Sale, the Company will owe GulfStar a $320,000 success fee for its services related to the Asset Sale; however, the $50,000 advisory fee, previously paid by the Company to GulfStar, will be credited against the $320,000 success fee. After the advisory fee credit, the total payment related to the success fee will be $270,000. The payment of this $270,000 is contingent upon closing the Asset Sale. If the Asset Sale does not close, the Company will not be required to pay this $270,000.

Additionally, the Company owes GulfStar a fee of $100,000 in connection with GulfStar’s work to complete the fairness opinion. This $100,000 is separate and apart from the success fee. The payment of the fee related to the fairness opinion has been invoiced by GulfStar, and payment of this amount by the Company is not contingent upon the closing of the Asset Sale. The Company also agreed to reimburse GulfStar for certain expenses related to performing its services, such as printing and supplies, which amount totals $1,737. The expense reimbursement is also not contingent upon closing the Asset Sale. If the Asset Sale closes, the total amount that the Company will owe GulfStar is $371,737.

The Company determined the amount of consideration to be paid by Purchaser for the Asset Sale. GulfStar did not recommend the amount of consideration to be paid or received by the Company. Other than the above, during the last two years, there has not existed any material relationship between the Company or its affiliates and GulfStar or GulfStar’s affiliates and/or unaffiliated representatives, nor is any material relationship mutually understood to be contemplated.”

* - * - * - * - * - *

The Company acknowledges with respect to the Proxy Statement that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 968-2500 or Charles D. Powell, our outside counsel, at (713) 651-5431.

Very truly yours,

/s/ Randall J. Frapart

Randall J. Frapart

Chief Financial Officer

Internet America, Inc.

cc:

William E. Ladin, Jr.

Chief Executive Officer

Internet America, Inc.

6210 Rothway Street, Suite 100

Houston, Texas 77040

Charles D. Powell

Norton Rose Fulbright US LLP

1301 McKinney St., Suite 5100

Houston, Texas 77010-3095

Jeff Kauten

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549